UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GSI Commerce, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

37937A107
(CUSIP Number)

Neal S. Grabell, Esq.
Charles Y. Tanabe, Esq.	Executive Vice President and General Counsel
Senior Vice President and General Counsel	QVC, Inc.
Liberty Media Corporation	Studio Park
12300 Liberty Boulevard	1200 Wilson Drive
Englewood, CO 80112	West Chester, PA 19380
(720) 875-5400	(484) 701-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  This statement constitutes Amendment No. 3 of the Report on Schedule 13D of Liberty Media Corporation and also constitutes Amendment No. 9 of the Report on Schedule 13D of the reporting group consisting of QK Holdings, Inc. and QVC, Inc.

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,841,909 (1)

	9.	Sole Dispositive Power 9,248,968

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,841,909 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.3% (2)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)           Includes an aggregate of 15,592,941 shares of the Issuer’s Common Stock (which includes 1,237,500 shares of Common Stock issuable upon the exercise of outstanding options) beneficially owned by parties unrelated to the Reporting Persons who have entered into voting agreements with one of the Reporting Persons with respect to all shares of the Issuer’s Common Stock owned by the parties thereto.  The foregoing number of shares of Common Stock is based upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on May 25, 2006.  See Item 4 of the Statement on Schedule 13D filed by the Former Reporting Group on September 22, 2000 and Item 5 of Amendment No. 7 thereto filed by the Liberty Reporting Persons on February 11, 2005 for further discussion of the voting agreements.

(2)           Based upon a total of 46,564,370 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 45,326,870 shares of the Issuer’s Common Stock outstanding as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006; and (ii) assumed exercise of options to acquire 1,237,500 shares of the Issuer’s Common Stock referred to in Note (1) above.

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QVC, Inc. 23-2414041

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,841,909 (1)

	9.	Sole Dispositive Power 9,248,968

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,841,909 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.3% (2)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)           Includes an aggregate of 15,592,941 shares of the Issuer’s Common Stock (which includes 1,237,500 shares of Common Stock issuable upon the exercise of outstanding options) beneficially owned by parties unrelated to the Reporting Persons who have entered into voting agreements with one of the Reporting Persons with respect to all shares of the Issuer’s Common Stock owned by the parties thereto.  The foregoing number of shares of Common Stock is based upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on May 25, 2006.  See Item 4 of the Statement on Schedule 13D filed by the Former Reporting Group on September 22, 2000 and Item 5 of Amendment No. 7 thereto filed by the Liberty Reporting Persons on February 11, 2005 for further discussion of the voting agreements.

(2)           Based upon a total of 46,564,370 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 45,326,870 shares of the Issuer’s Common Stock outstanding as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006; and (ii) assumed exercise of options to acquire 1,237,500 shares of the Issuer’s Common Stock referred to in Note (1) above.

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QK Holdings, Inc. 51-0392895

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,841,909 (1)

	9.	Sole Dispositive Power 9,248,968

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,841,909 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.3% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Includes an aggregate of 15,592,941 shares of the Issuer’s Common Stock (which includes 1,237,500 shares of Common Stock issuable upon the exercise of outstanding options) beneficially owned by parties unrelated to the Reporting Persons who have entered into voting agreements with one of the Reporting Persons with respect to all shares of the Issuer’s Common Stock owned by the parties thereto.  The foregoing number of shares of Common Stock is based upon information set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on May 25, 2006.  See Item 4 of the Statement on Schedule 13D filed by the Former Reporting Group on September 22, 2000 and Item 5 of Amendment No. 7 thereto filed by the Liberty Reporting Persons on February 11, 2005 for further discussion of the voting agreements.

(2)           Based upon a total of 46,564,370 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 45,326,870 shares of the Issuer’s Common Stock outstanding as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006; and (ii) assumed exercise of options to acquire 1,237,500 shares of the Issuer’s Common Stock referred to in Note (1) above.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)

Statement of

LIBERTY MEDIA CORPORATION
QVC, INC.
and
QK HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

GSI COMMERCE, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of GSI Commerce, Inc., a Delaware corporation (the “Issuer” or the “Company”).

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Interactive Technology Holdings, LLC (“ITH”), QK Holdings, Inc. (“QK”), QVC, Inc. (“QVC”), Comcast Corporation, Comcast Holdings Corporation, Comcast Programming Holdings, Inc. and Comcast QVC, Inc. (collectively, the “Former Reporting Group”) on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000, Amendment No. 2 thereto filed on August 29, 2001, Amendment No. 3 thereto filed on May 19, 2003, Amendment No. 4 thereto filed on July 29, 2003, Amendment No. 5 thereto filed on September 19, 2003, Amendment No. 6 thereto filed on October 2, 2003 by Liberty Media Corporation (“Liberty”), QVC, QK (each a “Reporting Person,” and collectively, the “Liberty Reporting Persons”), and ITH, which Amendment No. 6 constituted the original filing of a report on Schedule 13D by Liberty, Amendment No. 7 thereto filed on February 11, 2005 by the Liberty Reporting Persons, which Amendment No. 7 constituted the first amendment to the original filing of a report on Schedule 13D by Liberty, and Amendment No. 8 thereto filed on February 24, 2006 by the Liberty Reporting Persons, which Amendment No. 8 constituted the second amendment to the original filing of a report on 13D by Liberty (the original Schedule 13D filing together with all amendments thereto collectively, the “Original Filing”).  This Amendment also constitutes Amendment No. 3 to the original filing of a report on Schedule 13D filed by Liberty on October 2, 2003.

The purpose of this Amendment is to report the termination of the total return swap entered into by Liberty with respect to the Common Stock described in Item 6 below, the acquisition of shares in connection with such termination and the additional acquisition of shares in the open market and through a private purchase transaction.  This Amendment is not intended to amend or otherwise affect the Original Filing to the extent the same was filed by and relates to the Former Reporting Group.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 2.        Identity and Background.

Item 2 of the Original Filing is amended and supplemented to add the following information:

Information concerning the executive officers and directors of the Liberty Reporting Persons is set forth in Exhibit 99.1 to this Amendment. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1.  No Reporting Person, nor, to the best knowledge of such Reporting Person, any of its executive officers and directors named in Exhibit 99.1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is amended and supplemented to add the following information:

The aggregate consideration paid by Liberty to the Issuer for the shares of Common Stock purchased by Liberty pursuant to the terms of the total return swap described in Item 6 below was $6,020,000.00, and the source of such funds was Liberty’s working capital.  The aggregate consideration paid by Liberty for the shares of Common Stock purchased by Liberty on the open market on August 25, 2006, August 28, 2006, August 29, 2006 and August 30, 2006 was $1,076,631.40, and the source of such funds was Liberty’s working capital.  The aggregate consideration paid by Liberty for the shares of Common Stock purchased by Liberty in the private purchase transaction on August 30, 2006 was $2,710,512.70, and the source of such funds was Liberty’s working capital.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Original Filing is amended by replacing the second and third paragraphs of clause (a) thereto with the following:

Accordingly, Liberty, QVC and QK may each be deemed to have beneficial ownership of 24,841,909 shares of Common Stock, which includes (i) 8,218,968 shares of Common Stock received by QK in the Distribution, (ii) 300,000 shares of Common Stock acquired by QK pursuant to warrants received in the Distribution, (iii) 430,000 shares of Common Stock acquired by Liberty in connection with the total return swap described in Item 6 below, which shares were subsequently transferred to QK (a subsidiary of Liberty); (iv) 90,694 shares of Common Stock purchased by Liberty in the open market; (v) 209,306 shares of Common Stock purchased by Liberty in a private purchase transaction; (vi) 7,439,091 shares of Common Stock (which includes outstanding options to acquire 1,237,500 shares of Common Stock) beneficially owned by Mr. Rubin (based upon information contained in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2006) (the “Proxy Statement”), and (vii) 8,153,850 shares of Common Stock beneficially owned by SOFTBANK (based upon information contained in the Proxy Statement).

The foregoing 24,841,909 shares of Common Stock constitutes approximately 53.3% of the Common Stock outstanding, based upon a total of 46,564,370 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of (i) 45,326,870 shares of Common Stock outstanding as of August 1, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006; and (ii) assumed exercise of options to acquire 1,237,500 shares of Common Stock held by Mr. Rubin (based upon information contained in the Proxy Statement).

Item 5 of the Original Filing is further amended by replacing clause (c) thereof with the following:

Except as described below, none of the Liberty Reporting Persons nor, to the best knowledge of the Liberty Reporting Persons, any of the executive officers or directors named on Exhibit 99.1 to this Amendment, has effected any transactions in the Issuer’s securities in the last 60 days other than those transactions described in this Amendment.  During the past sixty days, Liberty effected the following transactions in shares of Common Stock through or with a securities dealer:

Date of Transaction	Nature of Transaction	Number of shares of Common Stock	Average per share price at which shares of Common Stock were bought or sold
08/23/06	Acquisition of shares in connection with termination of total return swap	430,000	$14.0000
08/25/06	Open Market Purchase	25,000	$11.4249
08/28/06	Open Market Purchase	11,140	$11.8532
08/29/06	Open Market Purchase	51,600	$12.0589
08/30/06	Open Market Purchase	2,954	$12.4323
08/30/06	Private Purchase Transaction	209,306	$12.9500

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Filing is amended and supplemented to add the following information:

On February 17, 2006, Liberty and Bear, Stearns & Co., Inc. (“Bank”) entered into a total return swap (“Swap”) with respect to 430,000 shares of Common Stock.  Under the Swap, the Bank agreed to pay Liberty any appreciation in the shares above $14.00 per share as well as all distributions made in respect of the shares covered by the Swap and Liberty agreed to pay the Bank a periodic LIBOR-based fee plus any depreciation in the shares below $14.00 per share.  Liberty also entered into a pledge agreement with the Bank pursuant to which Liberty pledged $4,515,000.00 to the Bank as collateral to secure its obligations under the Swap agreement.  The Swap terminated automatically pursuant to its terms on August 23, 2006 and, as a result thereof, the Bank delivered to Liberty 430,000 shares of Common Stock in exchange for a price of $14.00 per share.  Liberty then transferred such shares to QK, its subsidiary.

Item 7.        Material Filed as Exhibits.

99.1            Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2006

QK HOLDINGS, INC.

By:	/s/ Gerald J. Timlin
	Name:	Gerald J. Timlin
	Title:	Vice President & Treasurer

QVC, INC.

By:	/s/ Neal S. Grabell
	Name:	Neal S. Grabell
	Title:	Executive Vice President, General Counsel and Secretary

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

EXHIBIT INDEX

99.1.        Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc.